INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

PERIODS ENDED MARCH 31, 2009 AND 2008

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

AS AT

(In thousands of United States Dollars; unaudited)	March 31, 2009	December 31, 2008
Assets
Current
Cash and cash equivalents	$96,461	$170,137
Accounts receivable	65,048	26,995
Inventory (Note 3)	121,280	123,988
Other current assets (Note 4)	157,285	200,986
	440,074	522,106

Mineral interests (Note 5)	8,585,069	8,534,081
Other long-term assets (Note 6)	103,303	102,145
Future income tax assets	140,106	124,021
Goodwill	55,000	55,000
	$9,323,552	$9,337,353

Liabilities
Current
Accounts payable	$124,615	$143,705
Accrued liabilities	70,164	66,080
Current portion of derivative related liabilities (Note 17(a))	13,187	25,897
Current portion of credit facilities (Note 7)	83,695	83,749
Other current liabilities	39,744	41,364
	331,405	360,795

Credit facilities (Note 7)	451,012	472,215
Asset retirement obligations	89,367	90,010
Future income tax liabilities	1,656,959	1,714,146
Other long-term liabilities (Note 8)	150,015	143,268
	2,347,353	2,419,639
	2,678,758	2,780,434
Non-controlling interest	46,800	46,800

Shareholders’ Equity
Capital Stock (Note 9)
Issued and outstanding 732,918,016 common shares (December 31, 2008 - 732,844,955 shares)	6,057,473	6,055,892
Share purchase warrants	44,109	44,109
Contributed surplus	25,705	26,587
Accumulated other comprehensive loss (Note 10)	(32,256)	(40,651)
Retained earnings	502,963	424,182
	6,597,994	6,510,119
	$9,323,552	$9,337,353

Contractual commitments and contingencies (Notes 15 and 18)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone	Patrick Mars
Director	Director

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED

	Three months ended
(In thousands of United States Dollars except for shares and per share amounts; unaudited)	March 31, 2009	March 31, 2008
Revenues	$244,293	$356,060

Cost of sales	(119,585)	(109,965)
Depreciation, amortization and depletion	(48,968)	(49,630)
Accretion of asset retirement obligations	(801)	(1,217)
Mine operating earnings	74,939	195,248

Expenses
General and administrative	(15,962)	(16,343)
Exploration	(5,432)	(4,641)
Other operating expenses	(23)	(3,403)
Operating earnings	53,522	170,861

Investment and other business income	6,991	3,344
Interest and financing expenses	(4,232)	(13,478)
Foreign exchange gain (loss)	78,801	(1,850)
Realized gain (loss) on derivatives (Note 17(a))	23,374	(16,911)
Unrealized loss on derivatives (Note 17(a))	(47,724)	(103,348)
Earnings before income taxes and equity earnings	110,732	38,618

Income tax (expense) recovery (Note 12)	(31,779)	3,255
Equity earnings from Minera Alumbrera (Note 5)	7,040	21,246
Net earnings	$85,993	$63,119

Basic earnings per share	$0.12	$0.09
Diluted earnings per share	$0.12	$0.09
Basic weighted average number of shares outstanding (Note 9(c))	732,879	675,413
Diluted weighted average number of shares outstanding (Note 9(c))	733,275	707,619

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED

	Three months ended
(In thousands of United States Dollars; unaudited)	March 31, 2009	March 31, 2008
Net earnings	$85,993	$63,119
Other comprehensive income, net of taxes:
Net change in unrealized gains on available-for-sale securities:
Change in fair value (Note 6(i))	3,249	5,196
Net change in fair value of hedging instruments (Note 17(a))	5,146	(9,793)
Other comprehensive income (loss)	8,395	(4,597)
Comprehensive income	$94,388	$58,522

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE PERIODS ENDED

(In thousands of United States Dollars except number of shares; unaudited)	March 31, 2009	Year ended, December 31, 2008
Common shares (in thousands of shares)
Balance, beginning of period	732,845	668,417
Issued on exercise of stock-based compensation and warrants (Note 9)	73	41,928
Public offering (net of transaction costs)	—	22,500
	732,918	732,845
Common shares
Balance, beginning of period	$6,055,892	$5,502,518
Issued on exercise of stock-based compensation and warrants (Note 9)	1,581	449,933
Public offering (net of transaction costs)	—	103,441
	$6,057,473	$6,055,892
Share purchase warrants
Balance, beginning of period	$44,109	$270,805
Exercise of warrants	—	(226,029)
Transfer of expired warrants	—	(667)
	$44,109	$44,109
Contributed surplus
Balance, beginning of period	$26,587	$77,393
Transfer of stock-based compensation on exercise	(1,520)	(53,522)
Transfer of expired warrants	—	667
Stock-based compensation	638	2,049
	$25,705	$26,587
Retained earnings
Balance, beginning of period	$424,182	$59,960
Net earnings	85,993	434,772
Dividends declared	(7,212)	(70,550)
Retained earnings, end of period	502,963	424,182
Accumulated other comprehensive loss (Note 10)	(32,256)	(40,651)
	470,707	383,531
Total shareholders’ equity	$6,597,994	$6,510,119

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED

	Three months ended
(In thousands of United States Dollars; unaudited)	March 31, 2009	March 31, 2008

Operating Activities
Net earnings for the period	$85,993	$63,119
Asset retirement obligations paid	(516)	(1,251)
Cash distributions from Minera Alumbrera Ltd (Note 5)	365	5,000

Items not involving cash:
Depreciation, amortization and depletion	48,968	49,630
Stock-based compensation	1,247	—
Future income taxes	24,837	(41,279)
Unrealized foreign exchange (gain) loss	(79,052)	16
Unrealized loss on derivatives (Note 17(a))	47,724	103,348
Equity earnings from Minera Alumbrera (Note 5)	(7,040)	(21,246)
Mark-to-market on sales of concentrate	(39,326)	(37,187)
Other	(5,161)	(11,977)
	78,039	108,173
Net change in non-cash working capital (Note 13(c))	(11,649)	(100,132)
Cash flows from Operating Activities	66,390	8,041
Financing Activities
Issue of common shares upon exercise of options and warrants (net of issue costs)	143	51,783
Dividends paid	(7,249)	(6,657)
Proceeds of notes payable and long-term liabilities	—	20,000
Repayment of notes payable and long-term liabilities	(21,053)	(21,053)
Financing and other costs	(567)	(13)
Cash flows (to) from Financing Activities	(28,726)	44,060
Investing Activities
Acquisition of property, plant and equipment	(28,956)	(21,513)
Expenditures on mineral properties	(48,188)	(55,243)
Expenditures on assets under construction	(27,650)	(39,977)
Other assets	(6,800)	(6,931)
Cash flows to Investing Activities	(111,594)	(123,664)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	254	585
Decrease in cash and cash equivalents	(73,676)	(70,978)
Cash and cash equivalents, beginning of period	170,137	284,894
		213,916
Cash and cash equivalents, end of period	$96,461	$213,916

Cash and cash equivalents are comprised of the following:
Cash at bank	$50,232	$77,402
Short-term money market securities	46,229	136,514
	$96,461	$213,916

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009

(WITH COMPARATIVES AS AT DECEMBER 31, 2008 AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008)

(TABULAR AMOUNTS IN THOUSANDS OR THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE NOTED; UNAUDITED)

1.             NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-traded gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  The Company has significant properties involved in gold and other precious metals production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America.

The Company’s net earnings and operating cash flows for the period result from operations in Brazil, Chile, Honduras and Argentina.  Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2008. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements.

2.             CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2009, the Company adopted, in accordance with the respective transitional provisions, the new Section 3064 “Goodwill and Intangible Assets” issued by the Canadian Institute of Chartered Accountants (“CICA”) in February 2008.

The section clarifies the recognition and measurement criteria of goodwill and intangible assets and, in particular, for those that are generated internally. On adoption of Section 3064, Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating period” no longer applies to the Company. The implementation of this standard did not have a material impact on the Company’s interim consolidated financial statements.

3.             INVENTORY

	March 31, 2009	December 31, 2008

Product inventories	$21,788	$22,384
Metal in circuit and gold in process	25,190	26,849
Ore stockpiles	14,354	14,966
Material and supplies	59,948	59,789
	$121,280	$123,988

The amount of inventory recognized as an expense during the three-month period ended March 31, 2009 and December 31, 2008 is included as cost of sales for the respective periods.

4.             OTHER CURRENT ASSETS

	March 31, 2009	December 31, 2008

Restricted cash	$13,849	$13,868
Advances and deposits	64,351	56,503
Income taxes recoverable	14,076	14,358
Current portion of derivative related assets (Note 17(a))	42,227	82,677
Future income tax assets	13,720	24,460
Other current assets	9,062	9,120
	$157,285	$200,986

5.             MINERAL INTERESTS

	March 31, 2009			December 31, 2008
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Total property, plant and equipment (i)	$759,585	$157,684	$601,901	$729,237	$142,808	$586,429

Mineral properties:
Depletable producing properties	$2,124,696	$216,696	$1,908,000	$2,380,758	$195,103	$2,185,655
Non-depletable development and exploration properties	5,464,616	—	5,464,616	5,175,016	—	5,175,016

Total mineral properties	$7,589,312	$216,696	$7,372,616	$7,555,774	$195,103	$7,360,671

	Capital expenditures	Other capitalized items (ii)	Book value	Capital expenditures	Other capitalized items (ii)	Book value
Assets under construction:
Gualcamayo, Argentina	$269,871	$19,836	$289,707	$260,296	$15,900	$276,196
São Vicente, Brazil	72,753	7,106	79,859	72,334	4,251	76,585
Other	111	—	111	—	—	—

Total assets under construction	$342,735	$26,942	$369,677	$332,630	$20,151	$352,781

Equity investment in Minera Alumbrera Ltd. (iii)			$240,875			$234,200

Total Mineral Interests			$8,585,069			$8,534,081

(i)                      Included in property, plant and equipment is $39.1 million of land properties which are not subject to depreciation (December 31, 2008 — $35.9 million).

(ii)                  Other capitalized items relate to commissioning costs including capitalized interest, inventory net of mine pre-operating earnings.

(iii)              The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine (“Alumbrera”) in Argentina. Based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method.

	March 31, 2009	December 31, 2008

Balance, beginning of the period	$234,200	$240,622
Equity in earnings	7,040	25,763
Cash distributions	(365)	(33,985)
Adjustment relating to the purchase price on acquisition	—	1,800
Balance, end of period	$240,875	$234,200

6.             OTHER LONG-TERM ASSETS

	March 31, 2009	December 31, 2008

Derivative related assets (Note 17(a))	$—	$6,171
Long-term tax credits (i)	78,792	75,683
Other (ii)	24,511	20,291
	$103,303	$102,145

(i)   Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

(ii)  Included in “Other” are $6.6 million in available-for-sale securities and $9.0 million in long-term investments.

Available for sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation.  The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, the length of time the fair value has been below cost, management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook. During the period ended March 31, 2009, the net change in fair value for these securities is an unrealized gain of $3.3 million (December 31, 2008 - $6.8 million; loss) that was reflected within other comprehensive income (Note 10).

Long-term investments include $6.0 million of Master Asset Vehicle II (“MAV II”) notes and $3.0 million of Auction Rate Securities.

The replacement of the restructured Asset Backed Commercial Paper with the MAV II notes is a transaction of substance that did not have a material impact on the Company’s reported income as these are recorded at their estimated fair value based on the most recently available information. Based on a review and the substance of the new notes, the Company has classified these as held-for-trading financial assets.

At March 31, 2009, the Company’s estimates of realized values for long-term investments have not changed.

7.             CREDIT FACILITIES

	Face Value	March 31, 2009	December 31, 2008

$400 million non-revolving facility (i)	$400,000	$292,931	$313,939
$500 million revolving credit facility (ii)	250,000	241,776	242,025
	650,000	534,707	555,964

Less: current portion		(83,695)	(83,749)
Long-term portion		$451,012	$472,215

(i)                                  Includes transaction costs of $1.8 million net of amortization (2008 - $1.9 million)

(ii)                              Includes transaction costs of $8.2 million net of amortization (2008 - $8.0 million)

The following summarizes the terms in respect to these facilities as at March 31, 2009:

•                  The facilities bear interest at a rate of LIBOR plus 1.5% to 3% per annum depending on the Company’s debt to earnings before interest, taxes, depreciation and amortization, (“EBITDA”) ratio.

•                  Undrawn amounts are subject to a commitment fee of 0.55% to 1.1% per annum depending on the Company’s debt to EBITDA ratio.

•                  The non-revolving facility and $250.0 million of the revolving facility matures in October, 2012.  The remaining $250.0 million under the revolving facility matures December, 2010.  The facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature up to October, 2012.

The effective interest rate at March 31, 2009 was 6.90% and 5.32% on the non-revolving credit facility and revolving credit facility respectively.

The following is a schedule of credit facility principal repayments:

	Non-revolving facility	Revolving facility
2009	63,158	—
2010	84,211	—
2011	84,211	—
2012	63,156	250,000
	$294,736	$250,000

8.             OTHER LONG —TERM LIABILITIES

	March 31, 2009	December 31, 2008
Derivative related liabilities (Note 17(a))	$17,236	$10,823
Long-term income taxes (i)	93,491	93,491
Royalty payable	11,962	12,224
Other	27,326	26,730
	$150,015	$143,268

(i)                        The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Additional taxes in the amount of $93.5 million have been accrued on the assumption that the profits will be repatriated.

9.             CAPITAL STOCK

(a)                                  COMMON SHARES ISSUED AND OUTSTANDING:

The Company is authorized to issue an unlimited number of common shares.

During the three-month period ended March 31, 2009, the Company issued 0.07 million shares (December 31, 2008 — 9.7 million shares) to optionees on the exercise of their share options and appreciation rights for cash proceeds of $0.1 million (December 31, 2008 — $53.5 million).  Previously recognized stock-based compensation in the amount of $1.5 million (December 31, 2008 — $53.5) on the options exercised was added to share capital with a corresponding decrease to contributed surplus and shares to be issued.

(b)           WARRANTS  ISSUED AND OUTSTANDING:

There were no warrants issued during the quarter. As at March 31, 2009, the Company had a total of 14.5 million (December 31, 2008 — 14.5 million) share purchase warrants outstanding with a weighted average exercise price of Cdn$13.73 per share (December 31, 2008 - Cdn$13.73). Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants were exercisable as at March 31, 2009.  The weighted average remaining life of warrants outstanding is 1.29 years (December 31, 2008 - 1.54 years).

(c)           WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	March 31, 2009	December 31, 2008

Weighted average number of common shares	732,879	691,536
Weighted average number of dilutive warrants	21	8,652
Weighted average number of dilutive stock options	375	1,497
Dilutive weighted average number of common shares	733,275	701,685

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three month period ended March 31, 2009 were 14,087 (December 31, 2008— 4,886).

10.                               ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31, 2009	December 31, 2008

Balance, beginning of period; net of tax	$(40,651)	$(3,855)
Change in fair value of available-for-sale securities (Note 6(i))	3,249	(29,842)
Reclassification of losses on available-for-sale securities to earnings	—	33,817
Net change in fair value of hedging instruments (Note 17(b))	5,146	(40,771)
Balance, end of period	$(32,256)	$(40,651)

11.                               STOCK-BASED COMPENSATION

(a)           STOCK OPTIONS

	March 31, 2009		March 31, 2008
	Number of Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted average Exercise Price (Cdn$)

Outstanding, beginning of period	5,065	$9.21	17,184	$8.08
Exercised	(346)	9.73	(10,901)	7.58
Expired and forfeited	(67)	9.71	(1)	2.93
Outstanding, end of period	4,652	$9.17	6,282	$8.95
Exercisable, end of period	4,652	$9.17	6,282	$8.95

(b)           OTHER STOCK-BASED PAYMENTS

(i)                    DEFERRED SHARE UNITS (“DSU”)

	March 31, 2009		March 31, 2008
	Number of DSU (000’s)	Weighted average Exercise Price (Cdn$)	Number of DSU (000’s)	Weighted average Exercise Price (Cdn$)

Outstanding, beginning of period	273	$11.88	—	$—
Granted	10	9.62	—	—
Outstanding, end of period	283	$11.80	—	$—

A total non-cash amount of $0.1 million was expensed during the quarter with respect to the newly granted DSUs. A mark-to-market recovery of $0.5 million is included in general and administrative expenses with respect to these DSUs for a net expense of $0.4 million for the first quarter ended March 31, 2009.

(i)                    RESTRICTED SHARE UNITS (“RSU”)

	March 31, 2009		March 31, 2008
	Number of RSU (000’s)	Weighted average Exercise Price (Cdn$)	Number of RSU (000’s)	Weighted average Exercise Price (Cdn$)

Outstanding, beginning of period	1,128	$13.47	—	$—
Cancelled	(140)	14.46	—	—
Outstanding, end of period	988	$13.33	—	$—

The Company credited $nil to share capital in respect of RSUs as these awards have not yet fully vested.

12.                               INCOME TAXES

The following table reconciles the statutory rates with the effective income tax rate in these financial statements:

	Three months ended
	March 31, 2009	March 31, 2008
Combined Canadian federal and provincial statutory tax rate	33.0%	33.5%
Less:
Lower tax rates in foreign jurisdictions	(12.4)	(15.8)
Change in tax rates (i)	17.5	—
Permanent differences	(13.2)	(30.0)
Accrued foreign exchange gains and losses in Brazil and Canada on inter-corporate debt (ii)	3.0	3.9
Change in valuation allowance	0.8	—
Effective tax rate	28.7%	(8.4)%
Income tax expense is represented by
Current income tax expense	$6,942	$38,024
Future Income tax expense (recovery)	24,837	(41,279)
Net income tax expense (recovery)	$31,779	$(3,255)

(i)                                  During the quarter, the Company became subject to a higher mining tax rate in Chile.  As a result, the future tax assets and liabilities were revalued using the new rate.  The majority of the future tax expense is due to the revaluation of the excess purchase price adjustment.

(ii)                              Tax provision reflects accrued foreign exchange gains and losses in Brazil and in Canada on United States Dollar denominated inter-corporate debt. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 25.8% for the first quarter (loss of 12.3% for the first quarter of 2008). The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

13.                               SUPPLEMENTARY CASH FLOW INFORMATION

(a)                                 NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	Three months ended
	March 31, 2009	March 31, 2008
Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$1,521	$49,526
Accrued interest capitalized to assets under construction	6,404	2,140
Common shares received as consideration for assets sold during the period	—	511
Other	$—	$3,052

(b)                                 INTEREST AND INCOME TAX PAID:

	Three months ended
	March 31, 2009	March 31, 2008
Interest paid during the period	$8,522	$13,190
Income taxes paid during the period	$12,603	$62,128

(c)                                  NET CHANGE IN NON-CASH WORKING CAPITAL:

	Three months ended
	March 31, 2009	March 31, 2008
Net decrease (increase) in:
Accounts receivable	$1,274	$(16,148)
Inventory	(5,537)	(11,778)
Other current assets	10,895	70,463

Net (decrease) increase in:
Accounts payable and accrued liabilities	(14,968)	(139,905)
Other liabilities	(3,313)	(2,764)
	$(11,649)	$(100,132)

Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period.

14.                               SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments. The Company’s operating segments are Brazil, Chile, Argentina, Central America and Other, and Canada (which is solely comprised of corporate and administrative activities).

As at

March 31, 2009

	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Equity investments	$—	$—	$240,875	$—	$—	$240,875
Total assets	$1,766,455	$4,663,421	$2,452,171	$193,707	$247,798	$9,323,552

As at

December 31, 2008

	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Equity investments	$—	$—	$234,200	$—	$—	$234,200
Total assets	$1,744,227	$4,683,396	$2,523,440	$140,205	$246,085	$9,337,353

SEGMENT OPERATING EARNINGS

Three months ended

March 31, 2009

	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$141,338	$89,755	$—	$13,200	$—	$244,293
Cost of sales	(73,330)	(39,951)	—	(6,304)	—	(119,585)
Depreciation, amortization and depletion	(20,776)	(27,417)	—	(775)	—	(48,968)
Accretion of asset retirement obligations	(501)	(255)	—	(45)	—	(801)
Mine operating earnings	$46,731	$22,132	$—	$6,076	$—	$74,939
Equity earnings	$—	$—	$7,040	$—	$—	$7,040
Capital expenditures	$29,036	$24,019	$39,554	$12,185	$—	$104,794

Three months ended

March 31, 2008

	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$242,707	$102,816	$—	$10,537	$—	$356,060
Cost of sales	(71,759)	(31,667)	—	(6,539)	—	(109,965)
Depreciation, amortization and depletion	(17,082)	(30,723)	—	(1,825)	—	(49,630)
Accretion of asset retirement obligation	(635)	(229)	—	(353)	—	(1,217)
Mine operating earnings	$153,231	$40,197	$—	$1,820	$—	$195,248
Equity earnings	$—	$—	$21,246	$—	$—	$21,246
Capital expenditures	$44,061	$19,621	$41,078	$11,974	$—	$116,733

15.                               CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these interim consolidated financial statements the Company is contractually committed to payments as per the undernoted as at March 31, 2009:

Year	2009	2010	2011	2012	2013	Thereafter	Total

Mine operating/construction and service contracts:
Brazil	$81,300	$59,556	$42,243	$15,762	$1,582	$1,582	$202,025
Chile	65,491	14,815	6,716	940	548	2,223	90,733
Argentina	11,764	8,118	3,973	—	—	—	23,855
Central America and Other	1,683	1,125	—	—	—	—	2,808
Canada	403	538	134	—	—	—	1,075
	$160,641	$84,152	$53,066	$16,702	$2,130	$3,805	$320,496

16.                               CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its credit facilities are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company’s externally imposed financial covenants from its credit facility are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net debt/EBITDA) to be less than or equal to 3:1.

Not meeting these financial covenants will result in default by the Company.

As at March 31, 2009, the Company was in compliance with the above financial covenants.

The Company’s overall strategy with respect to capital management remains unchanged from the period ended December 31, 2008.

17.                               FINANCIAL INSTRUMENTS

(a)                                 Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable and other current liabilities, credit facilities and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $47.7 million (March 31, 2008 - $103.3 million) on commodity contracts for the quarter.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $534.7 million (December 31, 2008 — $556.0 million), comprised of a short-term and a long-term portion as described in Note 7, and a fair value of $550.1 million (December 31, 2008 — $572.5 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at March 31, 2009, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The following table summarizes derivative related assets:

	March 31, 2009	December 31, 2008
Commodity Contracts
Forward contracts	$42,227	$88,848
Less: current portion	(42,227)	(82,677)
Long-term portion	$—	$6,171

The following table summarizes the components of derivative related liabilities:

	March 31, 2009	December 31, 2008
Currency Contracts
Forward contracts	$13,862	$14,831

Interest Rate Contracts
Interest rate swaps	16,561	21,889
	$30,423	$36,720
Less: current portion	(13,187)	(25,897)
Long-term portion	$17,236	$10,823

The following table summarizes unrealized derivative losses:

	March 31, 2009	March 31, 2008
Non-hedge derivatives
Commodity contracts	$(46,615)	$(102,929)
Share purchase warrants held	—	(62)
	(46,615)	(102,991)

Hedge ineffectiveness
Ongoing hedge ineffectiveness	(1,109)	(357)
	$(47,724)	$(103,348)

The following table summarizes realized derivative gains (losses):

	March 31, 2009	March 31, 2008
Currency contracts	$71	$—
Commodity contracts	23,303	(16,911)
	23,374	(16,911)
Income taxes	(7,830)	5,665
	$15,544	$(11,246)

Additionally, included in cost of sales are realized losses in the amount of $0.6 million with respect to currency derivative contracts and included in interest and financing expenses are realized losses in the amount of $3.5 million in respect to the interest rate swaps.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in Other Comprehensive Income:

	March 31, 2009	March 31, 2008
Effective portion of change in fair value of hedging instruments	$7,502	$(14,339)
Future income tax	(2,356)	4,546
	$5,146	$(9,793)

(b)                                 Currency risk

The Company’s sales are predominately denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso and the Chilean Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 346.7 million Reais at an average rate of 2.2489 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. Of this, 155.3 million Reais is hedged for 2009, 171.4 million Reais for 2010, and approximately 20.0 million for 2011. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

The sensitivities on net monetary assets/liabilities that are denominated in a foreign currency shown below are derived from the estimated impact of a 10% change in the United States Dollar exchange rate for the three months ended March 31, 2009 compared with the following currencies, with all other variables held constant. The sensitivity analysis includes the impact of the foreign currency movements on operating costs and unrealized gains or losses arising from the translation of monetary assets and liabilities as at the balance sheet date. The impact is expressed in terms of the effect on net earnings and other comprehensive income:

(on 10% change in United States Dollar exchange rate)

	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax	Effect on operating earnings	Effect on translation of monetary assets and liabilities
Brazilian Real	$5,033	$10,188	$(210)	$5,243
Argentine Peso (*)	$71,265	$—	$833	$70,432
Canadian Dollar	$458	$—	$—	$458
Honduran Lempiras	$417	$—	$169	$248
Mexican Peso	$12,229	$—	$4,756	$16,985
Chilean Peso	$1,994	$—	$1,994	$—

(*)   The sensitivity to the Argentine Peso is attributable to a large future income tax liability in respect to business acquisitions.

(c)                                  Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at March 31, 2009, the Company had a total of approximately 55.6 million pounds under open forward contacts at an average strike price of approximately $2.54 per pound of copper and maturity dates in 2009 and 2010. The program requires no cash margin, collateral or other security from the Company. Subsequent to the end of the quarter, the Company entered into additional forward sales contracts to hedge approximately 19.9 million pounds of copper at $2.01 per pound for the period between August and December 2009. These contracts and the existing forward sales positions held by the Company hedge 75.5 million pounds of copper at about $2.40 per pound for the remainder of 2009.

The sensitivity of the Company’s revenues, realized loss on derivatives, unrealized loss on derivatives, and net earnings due to a 10% change in the average commodity prices for the period with all other variables constant is summarized in the table below:

(10% change in price)	Effect on Revenues	Effect on Earnings due to change in Realized Loss on Derivatives	Effect on Earnings due to change in Unrealized Loss on Derivatives	Income Tax effect	Effect on Net Earnings, net of tax
Gold	$48,369	$—	$—	$(12,431)	$35,938
Copper	$12,599	$5,388	$11,387	$(3,238)	$9,361
Silver	$3,015	$—	$—	$(775)	$2,240

The change in average commodity prices will not have an impact on other comprehensive income.

(d)                                 Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has interest rate swap agreements with a notional amount of $444.8 million as at March 31, 2009, to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.24% plus a margin of 1.5% to 3% per annum. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At March 31, 2009, all of the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)                                  Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited with highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults are negligible, thus, the credit risk associated with accounts receivables is also considered to be negligible.  For long-term investments, credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.

The Company’s maximum credit exposure to credit risk is as follows:

	March 31, 2009	December 31, 2008
Cash and cash equivalents	$96,461	$170,137
Accounts receivable	65,048	26,995
Income taxes recoverable	14,076	14,358
Current portion of derivative related assets	42,227	82,677
Derivative related assets	—	6,171
Long-term investments	9,030	9,161
	$226,842	$309,499

(f)                                    Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of the Company’s trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cashflows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 16. Contractual maturities relating to contractual commitments are included in Note 15 and those relating to credit facilities are included in Note 7.

(g)                                 Environmental Risks

The Company’s mining and processing operations and exploration activities throughout the Americas are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

(h)                                 Energy Risks

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers.

18.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

There has been no material change to contingencies since the end of 2008. Readers are encouraged to read the contingencies more particularly described in the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008.